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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MAGNA ENTERTAINMENT CORP.

(Name of Issuer)

CLASS A SUBORDINATE VOTING STOCK

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Edward C. Hannah
MI Developments Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
(905) 713-6322

with copies to:

Kenneth G. Alberstadt Law Office of Kenneth G. Alberstadt 111 Broadway, 18th Floor New York, New York 10006 (212) 404-7566	Scott M. Freeman Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐*

* Two of the filing persons, MI Developments Inc. and 1346457 Ontario Inc., have previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d).

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
FRANK STRONACH

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 68,176,537 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 68,176,537 10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,176,537

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.9%

14 TYPE OF REPORTING PERSON
IN

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
STRONACH TRUST

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 66,529,247 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 66,529,247 10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,529,247

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.0%

14 TYPE OF REPORTING PERSON
OO

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
445327 ONTARIO LIMITED

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 66,529,247 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 66,529,247 10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,529,247

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.0%

14 TYPE OF REPORTING PERSON
CO

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BERGENIE ANSTALT

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON
OO

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
MI DEVELOPMENTS INC.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 66,510,899 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 66,510,899 10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,510,899

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.0%

14 TYPE OF REPORTING PERSON
CO

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1346457 ONTARIO INC.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,212,911 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,212,911 10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,212,911

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON
CO

Introduction

        This Amendment No. 2 (this "Amendment") amends and restates the Statement on Schedule 13D, as amended (the "Original 13D"), previously filed by Frank Stronach, the Stronach Trust, 445327 Ontario Limited ("445327") and Bergenie Anstalt ("Bergenie"), and the Statement on Schedule 13G, as amended (the "Schedule 13G"), previously filed by MI Developments Inc. ("MID") and 1346457 Ontario Inc. ("1346457"), in each case, with respect to shares of the Class A Subordinate Voting Stock, par value $0.01 per share (the "MECA Shares"), of Magna Entertainment Corp., a Delaware company (the "Company"). This Amendment No. 2 is being filed in order to (i) amend the Schedule 13G filing of MID and 1346457 to convert such filing into a Statement on Schedule 13D, (ii) disclose the purchase (the "MID Purchase") by MI Developments Inc. ("MID") of the MECA Shares held by Fair Enterprise Limited ("Fair Enterprise"), (iii) terminate reporting of beneficial ownership of MECA Shares by Bergenie as a result of the MID Purchase (iv) disclose the proposed acquisition by MID of MECA Shares pursuant to the proposed offer and merger described in Item 4 below, and (v) disclose certain intentions of Frank Stronach with respect to this proposed offer.

        All information in this Amendment No. 2 relating to Frank Stronach, the Stronach Trust, 445327, Bergenie or Fair Enterprise has been furnished by these entities and MID and 1346457 disclaim any responsibility for the accuracy or completeness thereof.

Item 1.    Security And Issuer

        This statement relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.    Identity And Background

  (a)
  This Statement on Schedule 13D/A is being filed by each of the following persons:

        and

  (f)
  (i) Frank Stronach, a citizen of Austria;

  (ii)
  the Stronach Trust, a trust formed under the laws of Ontario, Canada;

  (iii)
  445327, an Ontario, Canada corporation;

  (iv)
  Bergenie, a Liechtenstein anstalt;

  (v)
  MID, an Ontario, Canada corporation; and

  (vi)
  1346457, an Ontario, Canada corporation.

  (b)
  The principal business address of Frank Stronach is Badener Strasse 12, Oberwaltersdorf, Austria 2522. The principal business address of each of the Stronach Trust and 445327 is 14875 Bayview Avenue, R.R.#2, Aurora, Ontario, Canada, L4G 3G8. The principal business address of Bergenie is Präsidial Anstalt, Postfach 583, Aeulestrasse 38, FL-9490 Vaduz, Liechtenstein. The principal business address of each of MID and 1346457 is 445 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

  (c)
  Frank Stronach is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of Magna International Inc. ("Magna"). In addition, Mr. Stronach is the Chairman of the Board of the Company, the Chairman of the Board of MID and the Chairman of the Board of Directors of Magna. The Company is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

    The Stronach Trust is a family trust that owns all the outstanding shares of 445327. 445327 is a corporation that holds controlling interests in MID and Magna.

    Bergenie is an estate planning vehicle for the Stronach family. Bergenie owns all the outstanding shares of Fair Enterprise, which prior to the Fair Enterprise Sale acquired, held and voted securities of the Company.

    MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial real estate properties. MID is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to the reorganization of Magna described below. MID owns all the outstanding shares of 1346457, which is a holding company. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles.

    Set forth on Schedule A to this statement is the name, business address, present principal occupation or employment, the principal business of any corporation or other organization in which such employment is conducted and the citizenship for each director and executive officer of 445327 pursuant to Item 2(a), (b) and (c) of Schedule 13D, which schedule is incorporated herein by reference.

    Set forth on Schedule B to this statement is the name, business address, present principal occupation or employment, the principal business of any corporation or other organization in which such employment is conducted and the citizenship for each director and executive officer of Bergenie pursuant to Item 2(a), (b), (c) and (f), which schedule is incorporated herein by reference.

    Set forth on Schedule C to this statement is the name, business address, present principal occupation or employment, the principal business of any corporation or other organization in which such employment is conducted and the citizenship for each director and executive officer of MID pursuant to Item 2(a), (b), (c) and (f) of Schedule 13D, which schedule is incorporated herein by reference.

    Set forth on Schedule D to this statement is the name, business address, present principal occupation or employment, the principal business of any corporation or other organization in which such employment is conducted and the citizenship for each director and executive officer of 1346457 pursuant to Item 2(a), (b), (c) and (f) of Schedule 13D, which schedule is incorporated herein by reference.

  (d)
  -(e)  During the last five years, none of Frank Stronach, the Stronach Trust, 445327 (or, to 445327's knowledge, any person named on Schedule A), Bergenie (or, to Bergenie's knowledge, any person named on Schedule B), MID (or to MID's knowledge, any person named on Schedule C) or 1346457 (or to 1346457's knowledge, any person named on Schedule D) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        On March 10, 2000, Magna effected a distribution (the "MEC Distribution") of approximately 20% of the equity of the Company, in the form of (i) MECA Shares and (ii) shares of MEC Holdings (Canada) Inc., a Canadian subsidiary of the Company, exchangeable for MECA Shares (the "Exchangeco Shares"), to the holders of Class A Subordinate Voting Shares ("Magna Class A Shares") and Class B Shares ("Magna Class B Shares") of Magna. The MEC Distribution and the subsequent issuance of MECA Shares in exchange for all the Exchangeco Shares issued in the MEC Distribution (the "Share Exchanges") were made pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 665,686 MECA Shares that are the subject of this statement were either held by the parties holding them prior to the MEC Distribution or acquired by such parties pursuant to the MEC Distribution and the Share Exchanges.

        3,682,515 MECA Shares (the "Purchased Shares") were purchased in the open market during the period March 14, 2000 through March 27, 2003 by Fair Enterprise. The aggregate purchase price of $16,107,473 for the Purchased Shares was paid by Fair Enterprise with internally available funds.

        1,000,000 MECA Shares (the "Option Shares") are subject to a currently outstanding and immediately exercisable option (the "Option") held by Frank Stronach that was issued to him by the Company in partial consideration for his services as Chairman. The Option was issued to Mr. Stronach on July 14, 2000.

        On August 29, 2003, Magna effected a distribution (the "MID Distribution") to its shareholders of all the Class A Subordinate Voting Shares ("MID Class A Shares") and Class B Shares ("MID Class B Shares") of MID, without registration under the Securities Act, in a transaction meeting the requirements of Staff Legal Bulletin No. 4 of the Securities and Exchange Commission. The Magna shareholders did not provide any additional consideration for the MID Class A Shares and MID Class B Shares received by them in the MID Distribution. Also on August 29, 2003, and prior to the MID Distribution, MID was formed pursuant to an amalgamation, under the provisions of the Business Corporations Act (Ontario), of four direct and indirect wholly owned subsidiaries of Magna. As a consequence of the amalgamation, MID became the beneficial owner, directly and indirectly through a wholly owned subsidiary of MID, of all the MECA Shares and Class B Shares of the Company ("MECB Shares") previously held by direct and indirect wholly owned subsidiaries of Magna. As of August 29, 2003, MID beneficially owned 62,828,384 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of MECB Shares held by MID). All such shares had been either held by Magna and its affiliates prior to the MEC Distribution or acquired by Magna and its affiliates pursuant to the MEC Distribution and the Share Exchanges.

        Pursuant to the Share Purchase Agreement dated as of July 12, 2004 (the "Purchase Agreement"), between MID and Fair Enterprise, on July 12, 2004, subject to the receipt of certain regulatory approvals described in the Purchase Agreement, Fair Enterprise sold the Purchased Shares to MID for 707,725 newly issued MID Class A Shares and U.S. $3,292,168.41 in cash, with the result that MID currently beneficially owns 66,510,899 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of MECB Shares held by MID).

        Pursuant to the terms of the proposed offer described in Item 4 below, each MECA Share tendered into the offer will be exchanged for 0.2258 of a Class A Subordinate Voting Share of MID and U.S. $1.05 in cash. If MID owns, directly or indirectly, at least 90% of the outstanding MECA Shares following completion of the offer, in compliance with Delaware law, MID plans to effect a "short-form" merger of a newly formed, wholly owned subsidiary of MID with and into the Company.

Item 4.    Purpose of Transaction.

        Pursuant to the Purchase Agreement, on July 12, 2004, subject to the receipt of certain regulatory approvals described in the Purchase Agreement, Fair Enterprise sold the Purchased Shares to MID for 707,725 newly issued MID Class A Shares and U.S. $3,292,168.41 in cash, which consideration represents an amount equal to the number of Purchased Shares multiplied by the volume weighted average price of all trades of the MECA Shares on The Nasdaq National Market for the five trading days ending July 12, 2004. A copy of the Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The description herein of the Purchase Agreement and the matters contemplated thereby is qualified in its entirety by reference to the aforementioned Purchase Agreement. As a result of the MID Purchase, Bergenie currently has no beneficial ownership of MECA Shares and is no longer a reporting person pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        On July 13, 2004, MID issued a press release announcing its proposal (the "Proposal") to make an offer to acquire, through a newly formed, wholly owned subsidiary of MID, all the outstanding MECA Shares that it does not currently own, directly or indirectly, in exchange for 0.2258 of an MID Class A Subordinate Voting Share and U.S.$1.05 in cash (the "Offer"). In addition to customary conditions, including the receipt of regulatory approvals, the Offer will be conditioned upon the tender of (1) at least a majority of the MECA Shares not held by MID and related parties of MID and (2) such number of MECA Shares such that MID would hold at least 90% of the total number of then outstanding MECA Shares (after taking into account the MECA Shares currently held directly or indirectly by MID and the conversion of up to all the MECB Shares held directly or indirectly by MID into MECA Shares). Frank Stronach has announced his support of the Proposal and, subject to any fiduciary or other legal obligations, intends to use his best efforts to cause any entities over which he exercises control that hold MECA Shares to tender their shares into the Offer. A copy of the press release announcing the Proposal is attached hereto as Exhibit C and a copy of MID's letter to the Company's Board of Directors is attached hereto as Exhibit D, each of which is incorporated herein by reference. The description herein of the Proposal, the Offer and the matters contemplated thereby is qualified in its entirety by reference to the aforementioned press release and letter.

        If MID owns, directly or indirectly, at least 90% of the outstanding MECA Shares following completion of the Offer, in compliance with Delaware law, MID plans to effect a "short-form" merger of a newly formed, wholly owned subsidiary of MID with and into the Company. If the proposed transactions are completed, the Company will become a wholly owned subsidiary of MID. Upon consummation of the proposed transaction, the MECA Shares will cease to be quoted on The Nasdaq National Market and the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

        Frank Stronach (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust, 445327, MID and/or 1346457 may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the MECA Shares. In the event that the Offer is not successful, the reporting persons may from time to time acquire or dispose of additional MECA Shares in the open market, in privately negotiated transactions or otherwise.

        Except as indicated in this statement, the reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

  (a)
  Frank Stronach is the beneficial owner of 1,000,000 MECA Shares constituting the Option Shares.

    Frank Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of Mr. Stronach's family. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach.

    The Stronach Trust owns all the outstanding shares of 445327, of which Mr. Stronach is the sole director. 445327 holds (i) 363,414 MID Class B Shares, such shares representing approximately 56.5% of the total votes carried by the MID Class A Shares and MID Class B Shares, and (ii) 726,829 Magna Class B Shares, such shares representing approximately 56.5% of the total votes carried by the Magna Class A Shares and Magna Class B Shares. MID beneficially owns 66,510,899 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of MECB Shares held by MID, 5,212,911 MECA Shares owned by 1346457 and 3,682,515 MECA Shares acquired in the MID Purchase), representing approximately 96.7% of the total votes carried by the MECA Shares and MECB Shares. 865714 Ontario Inc. ("865714") holds 18,348 MECA Shares acquired pursuant to the MEC Distribution and the Share Exchanges, with respect to which MECA Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, MID, 1346457, Magna or 865714. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

    Frank Stronach acts as one of the three trustees of the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of Magna, which holds 206,428 MECA Shares. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares held by the US DPSP. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

    The Canada Trust Company is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP"), which holds 440,862 MECA Shares. The Canada Trust Company has the power to vote the MECA Shares held by the Canadian DPSP. However, as Chairman of Magna, Mr. Stronach has the right to direct The Canada Trust Company with respect to the voting and disposition of the MECA Shares held by the Canadian DPSP. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares held by the Canadian DPSP. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

    Assuming the beneficial ownership of all MECA Shares of which Mr. Stronach may be deemed to have beneficial ownership, (i) Frank Stronach is the beneficial owner of 68,176,537 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and upon exercise of the Option and the MECA Shares acquired in the MID Purchase), representing 62.9% of the MECA Shares (determined in accordance with Rule 13d-3), (ii) each of the Stronach Trust and 445327 is the beneficial owner of 66,529,247 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and the MECA Shares acquired in the MID Purchase), representing 62.0% of the MECA Shares (determined in accordance with Rule 13d-3), (iii) MID is the beneficial owner of 66,510,899 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and the MECA Shares acquired in the MID Purchase), representing 62.0% of the MECA Shares (determined in accordance with Rule 13d-3) and (iv) 1346457 is the beneficial owner of 5,212,911 MECA Shares, representing 4.9%of the MECA Shares (determined in accordance with Rule 13d-3).

  (b)
  Frank Stronach, the Stronach Trust, 445327, MID and 1346457 may be deemed to have sole voting and dispositive power with respect to all MECA Shares that are or may be deemed to be beneficially owned by such reporting persons.

  (c)
  Except for the MID Purchase disclosed in Item 4 above, during the sixty days preceding the filing of this statement, none of the reporting persons acquired or disposed of any securities of the Company.

  (d)
  Not applicable.

  (e)
  On July 12, 2004, Bergenie ceased to be the beneficial owner of more than 5% of the MECA Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        On July 12, 2004, pursuant to the Purchase Agreement, Fair Enterprise sold the Purchased Shares to MID for 707,725 newly issued MID Class A Shares and U.S. $3,292,168.41 in cash, which consideration represents an amount equal to the number of Purchased Shares multiplied by the volume weighted average price of all trades of the MECA Shares on The Nasdaq National Market for the five trading days ending July 12, 2004. The MID Purchase is subject to the receipt of certain regulatory approvals described in the Purchase Agreement. On the terms set forth in the Purchase Agreement, Fair Enterprise has the option to repurchase the MECA Shares purchased by MID in the MID Purchase if MID publicly announces that it is abandoning its proposed acquisition of all the issued and outstanding MECA Shares not currently owned by it or MID has not acquired all the issued and outstanding MECA Shares not currently owned by it by December 30, 2004. The description herein of the Purchase Agreement and the matters contemplated thereby is qualified in its entirety by reference to the aforementioned Purchase Agreement.

Item 7.    Material to be Filed as Exhibits

Exhibit A	Copy of an agreement among the reporting persons to file this Statement on Schedule 13D/A on behalf of each of them.
Exhibit B	Share Purchase Agreement dated as of July 12, 2004 between Fair Enterprise Limited and MI Developments Inc.
Exhibit C	Press Release of MI Developments Inc. dated July 13, 2004.
Exhibit D	Letter from MI Developments Inc. to the Board of Directors of Magna Entertainment Corp. dated July 12, 2004

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2004
/s/ FRANK STRONACH Name: Frank Stronach
STRONACH TRUST
	By:	/s/ FRANK STRONACH Name: Frank Stronach Title: Trustee
445327 ONTARIO LIMITED
	By:	/s/ FRANK STRONACH Name: Frank Stronach Title: President
BERGENIE ANSTALT
	By:	Prasidial Management Anstalt Director of Bergenie Anstalt
/s/ DR. ALEXANDER LINS Name: Dr. Alexander Lins Title: Director of Prasidial Management Anstalt
/s/ DR. CAROLYN INTERMANN Name: Dr. Carolyn Intermann Title: Director of Prasidial Management Anstalt
MI DEVELOPMENTS INC.
	By:	/s/ EDWARD C. HANNAH Name: Edward C. Hannah Title: Executive Vice President, Corporate Development, Secretary and General Counsel
1346457 ONTARIO INC.
	By:	/s/ EDWARD C. HANNAH Name: Edward C. Hannah Title: Executive Vice President and Secretary

Index To Exhibits

Exhibit	Description
A	Copy of an agreement among the reporting persons to file this Statement on Schedule 13D/A on behalf of each of them.
B	Share Purchase Agreement dated as of July 12, 2004 between MI Developments Inc. and Fair Enterprise Limited.
C	Press Release of MI Developments Inc. dated July 13, 2004.
D	Letter from MI Developments Inc. to the Board of Directors of Magna Entertainment Corp. dated July 12, 2004

Schedule A

445327 ONTARIO LIMITED

Present Principal Occupation
Name and Business Address	(and Principal Business of Organization)	Citizenship
Frank Stronach Badener Strasse 12 Oberwaltersdorf, Austria 2522	Partner, Stronach & Co. (Consulting company)	Austria
Belinda Stronach 16715 Yonge Street, Unit #1 Newmarket, Ontario, Canada L3X 1X4	M.P. Aurora/Newmarket (Government)	Canada
Andrew Stronach 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3G8	President, The Alpen House Limited (Farming, horse breeding and racing company); Consultant to Magna International Inc. (Automotive systems manufacturer)	Canada
Elfriede Stronach 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3G8	Secretary and Treasurer, The Alpen House Limited (Farming, horse breeding and racing company)	Canada

Schedule B

BERGENIE ANSTALT

Present Principal Occupation
Name and Business Address	(and Principal Business of Organization)	Citizenship
Präsidial Management Anstalt Postfach 583 Aeulestrasse 38 FL-9490 Vaduz Liechtenstein	Trust company	Liechtenstein
Dr. Christof Ebersberg Schlattstrasse 441 Ruggell Liechtenstein	Director, Präsidial Management Anstalt (Trust company)	Austria
Juerg Keller Alvierweg 19 9490 Vaduz Liechtenstein	Director, Präsidial Management Anstalt (Trust company)	Switzerland

Schedule C

MI DEVELOPMENTS INC.

Present Principal Occupation
Name and Business Address	(and Principal Business of Organization)	Citizenship
Frank Stronach Badener Strasse 12 Oberwaltersdorf, Austria 2522	Partner, Stronach & Co. (Consulting company)	Austria
Barry B. Byrd 7108 Fairway Drive Suite 225 Palm Beach Gardens, FL 33418	Partner, Pineiro Wortman & Byrd, P.A. (Law firm)	United States
William G. Davis 79 Wellington Street West Suite 3000 Toronto, Ontario, Canada M5K 1N2	Counsel, Torys LLP (Law firm)	Canada
Philip K. Fricke 45 Hampshire Road Mahwah, NJ 07430	President, PFK Financial Consultants (Strategic and financial planning)	United States
Manfred Jakszus D'Orsaygasse 4/19 1090 Wien, Austria	Independent investor and real estate developer	Austria
Brian V. Tobin 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1	Chief Executive Officer, MI Developments Inc. (Real estate operating company)	Canada
Andrew A.L. Blair 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1	Executive Vice President and Chief Operating Officer of MI Developments Inc. (Real estate operating company)	Canada
Edward C. Hannah 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1	Executive Vice President, Corporate Development, Secretary and General Counsel, MI Developments Inc. (Real estate operating company)	Canada
John D. Simonetti 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9	Vice-President, Finance and Chief Financial Officer, MI Developments Inc. (Real estate operating company)	Canada

Schedule D

1346457 ONTARIO INC.

Present Principal Occupation
Name and Business Address	(and Principal Business of Organization)	Citizenship
Brian V. Tobin 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1	Chief Executive Officer, MI Developments Inc. (Real estate operating company)	Canada
Edward C. Hannah 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1	Executive Vice President, Corporate Development, Secretary and General Counsel, MI Developments Inc. (Real estate operating company)	Canada
John D. Simonetti 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9	Vice-President, Finance and Chief Financial Officer, MI Developments Inc. (Real estate operating company)	Canada

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SIGNATURES
Index To Exhibits
445327 ONTARIO LIMITED
BERGENIE ANSTALT
MI DEVELOPMENTS INC.
1346457 ONTARIO INC.